WaterBridge Infrastructure LLC

5555 San Felipe Street, Suite 1200

Houston, Texas 77056

September 15, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cannarella
Yong Kim
Claudia Rios
Liz Packebusch

Re:	WaterBridge Infrastructure LLC
Registration Statement on Form S-1 (File No. 333-289823)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WaterBridge Infrastructure LLC (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-289823) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on September 16, 2025, or as soon as practicable thereafter.

* * * *

The Company requests that we be notified of such effectiveness by a telephone call to Thomas Brandt of Latham & Watkins LLP at (713) 546-7486 and that such effectiveness also be confirmed in writing.

Very truly yours,

WaterBridge Infrastructure LLC

/s/ Scott L. McNeely

Name: Scott L. McNeely

Title: Chief Financial Officer

cc: Harrison F. Bolling, WaterBridge Infrastructure LLC

Scott L. McNeely, WaterBridge Infrastructure LLC

Ryan J. Maierson, Latham & Watkins LLP

Thomas G. Brandt, Latham & Watkins LLP